SSA Global Technologies, Inc.
(now named Infor Global Solutions (Chicago), Inc.)
500 W. Madison
Suite 2200
Chicago, Illinois 60661

January 3, 2007

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	SSA Global Technologies, Inc. (now named Infor Global Solutions (Chicago), Inc.)
File No. 333-130458
Request to Withdraw Registration Statement on Form S-1

Dear Sir or Madam:

On behalf of SSA Global Technologies, Inc. (now named Infor Global Solutions (Chicago), Inc.) (the “Registrant”), we herewith request permission to withdraw the Registrant’s Registration Statement on Form S-1, Commission File Number 333-130458 covering the sale of up to 9,000,000 shares of the Registrant’s common stock. The Registration Statement was originally filed on December 19, 2005 (as amended by Amendment No. 1 to the Registration Statement filed on April 12, 2006).

This request is being made pursuant to the provisions of Rule 477 under the Securities Act of 1933, as amended. We herewith confirm that no sales were made with respect to any of the shares sought to be registered under the Registration Statement, and that this request for withdrawal is herewith communicated before the effective date of the Registration Statement.

Thank you for your time and consideration in this matter.

Very truly yours,

SSA Global Technologies, Inc. (now named Infor Global Solutions (Chicago), Inc.)

By:	/s/ Gregory M. Giangiordano
Name: Gregory M. Giangiordano
Title: Senior Vice President & General Counsel